Exhibit 99.7

EXECUTION VERSION

Advantech Master Investment Limited

c/o Advantech Capital

Suites 1702-03, 17/F

One Exchange Square, 8 Connaught Place

Central, Hong Kong

July 2, 2018

Prime Success, L.P.

c/o Advantech Capital

Suites 1702-03, 17/F

One Exchange Square, 8 Connaught Place

Central, Hong Kong

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085, China

Re:	Equity Commitment Letter and Guarantee

Ladies and Gentlemen:

Reference is made to that certain (i) Securities Purchase Agreement, dated as of the date hereof (the “Agreement”), by and among Sinovac Biotech Ltd. (the “Company”), Prime Success, L.P. (“Investor”) and Vivo Capital, LLC, and (ii) Promissory Note, dated as of July 2, 2018, issued by Investor in favor of the Company (the “Promissory Note”). This letter agreement becomes effective concurrently with the Closing. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

1.          Commitment. Subject to the terms and conditions set forth in this letter agreement, Advantech Master Investment Limited (“Parent”) agrees that, at or prior to the Maturity Date (as defined in the Promissory Note), Parent will contribute to Investor, as equity capital, a dollar amount of cash (such agreement to contribute equity capital, subject to the terms and conditions of this letter agreement, the “Commitment”) equal to $43,365,000 (the “Cap”) solely for the purpose of funding, and to the extent necessary to fund, the payment of the Outstanding Balance (as defined in the Promissory Note) on the Maturity Date (as defined in the Promissory Note) (the “Investor Payment Obligation”); provided, however, that (a) Parent will not have any obligation under any circumstances to contribute or otherwise provide funds to Investor in any amount in excess of the Cap and (b) the equity contributed by Parent to Investor pursuant to this letter agreement may only be used by Investor to satisfy the Investor Payment Obligation and not for any other purpose.

2.          Guarantee. To induce the Company to enter into the Agreement, Parent, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Company the due and punctual performance, payment and discharge of the Investor Payment Obligation (such guarantee, subject to the terms and conditions of this letter agreement, the “Guarantee”). In no event shall Parent’s aggregate liability under the Guarantee exceed the Cap, it being understood that the Guarantee may not be enforced against Parent without giving effect to the Cap. Subject to the express terms and conditions of this letter agreement, Parent’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Agreement or the Promissory Note that may be agreed to by Investor or the Company. Without limiting the foregoing, the Company shall not be obligated to file any claim relating to the Investor Payment Obligation in the event that Investor becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect Parent’s obligations hereunder. The Guarantee is an unconditional and continuing guarantee of payment of the Investor Payment Obligation and not of collection, and the Company shall not be required to proceed against Investor first before proceeding against Parent hereunder.

Subject to Section 4, the Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on Parent, its successors and assigns until all amounts payable by Parent under the Guarantee (subject to the terms and conditions of the Limited Guarantee, including without limitation, the Cap) with respect to the Investor Payment Obligation have been paid in full.

3.          Condition. Parent’s obligations with respect to the Commitment and the Guarantee are subject to the occurrence of the Closing and the consummation of the Transactions.

4.          Termination. All obligations of Parent under this letter agreement shall expire and terminate automatically upon the earliest to occur of (a) the full payment of the Investor Payment Obligation and (b) Parent contributing to Investor, as equity capital, cash in an aggregate amount equal to or exceeding the Cap. Upon termination of this letter agreement, Parent shall not have any further obligations or liabilities hereunder.

5.          No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement, Investor, by its acceptance of the benefits hereof, covenants, agrees and acknowledges for itself and any Person claiming on its behalf, from time to time that, no Person other than Parent shall have any obligation hereunder or in connection with the transactions contemplated hereby, and that no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith, shall be had against, and no personal liability with respect thereto shall attach to, (a) any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, representative or successor or assignee of Parent or (b) any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, representative or successor or assignee of the foregoing (such persons, collectively, but excluding Parent itself, the “Non-Recourse Parties”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise; provided, however, that nothing in this Section 5 of the letter agreement shall limit the Company’s remedies against Investor pursuant to the Transaction Documents. Notwithstanding anything to the contrary in this letter agreement, this Section 5 will survive the termination and expiration of this letter agreement.

6.          Parties in Interest; Third Party Beneficiaries.

(a)          Neither Parent, Investor nor (to the extent a beneficiary under Section 6(b)) the Company, may assign or delegate its rights, interests or obligations under this letter agreement (by operation of law or otherwise) to any other Person without the prior written consent of the other party hereto. Any purported assignment of this letter agreement in contravention of this Section 6(a) shall be null and void.

2

(b)          The Company is a direct beneficiary of this letter agreement if and to the extent, and only if and to the extent, that it seeks specific performance of Parent’s obligation to contribute equity in respect of the Commitment or directly enforces Parent’s obligation in respect of the Limited Guarantee, in each case, if and only to the extent permitted by, and subject to the limitations set forth in, Section 5. Parent acknowledges that the Company has specifically relied on this letter agreement in determining to enter into the Agreement. This letter agreement may only be enforced against Parent by (i) Investor or (ii) the Company pursuant to the Company’s right to seek claims for any loss, damage or recovery or specific performance in accordance with, and subject to the limitations set forth in, Section 5, and no other Person, including Investor’s creditors, shall have any right to enforce this letter agreement or to cause Investor to enforce this letter agreement.

7.          Enforceability.

(a)          Parent hereby acknowledges and agrees that, if and only if the condition set forth in Section 3 is satisfied and Investor fails to discharge the Investor Payment Obligation as and when due, the Company may, at any time and from time to time, take any and all actions available hereunder or under applicable Law to enforce Parent’s obligations hereunder in respect of such Investor Payment Obligations, subject to the terms and conditions of this letter agreement including, without limitation, the Cap.

(b)          In furtherance of the foregoing, Parent acknowledges that, if the Investor Payment Obligations are due, the Company may, in its sole discretion, bring and prosecute a separate action or actions against Parent for the full amount of Parent’s liabilities hereunder in respect of the Investor Payment Obligations (subject to the terms and conditions of this letter agreement, including, without limitation, the Cap), regardless of whether such action or actions are brought against Investor or whether Investor is joined in any such action or actions.

(c)          Parent acknowledges and agrees that nothing herein limits the rights and remedies of the Company specified in the Agreement, the Promissory Note or any other Transaction Document.

(d)          If the Company asserts in any litigation or proceeding before a court of competent jurisdiction or arbitral tribunal that Investor or Parent has failed to pay an amount that is due and payable under this letter agreement, and there is a final non-appealable resolution of such litigation or proceeding, Parent acknowledges and agrees that the non-prevailing party will pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees of counsel) incurred by the prevailing party in connection with such litigation or proceeding, and Parent further acknowledges and agrees that the Cap shall not apply to such expenses.

8.          Governing Law; Disputes.

(a)          THIS LETTER AGREEMENT AND ALL DISPUTES AND CONTROVERSIES ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE AND WITHOUT REFERENCE TO THE CHOICE-OF-LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF A DIFFERENT JURISDICTION.

(b)          Any dispute, claim, controversy or difference arising out of or in connection with this Agreement or the transactions contemplated hereby, including any question regarding its existence, validity, interpretation, performance or termination or any dispute regarding any noncontractual obligation arising out of or in connection with it (a “Dispute”), shall be determined by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect. The award may be entered in any Court having competent jurisdiction thereof.

3

(c)          There shall be three (3) arbitrators. Parent and Investor agree that one arbitrator shall be designated by the claimant side of any arbitration (whether there are one or more claimants) and one arbitrator shall be designated by the respondent side of any arbitration (whether there are one or more respondents). Such arbitrators shall be designated within twenty (20) days of receipt by respondent (or respondents as the case may be) of the notice of arbitration; the third, presiding, arbitrator shall be designated by agreement of the two (2) party-appointed arbitrators within fourteen (14) days of the selection of the party-appointed arbitrators.

(d)          The seat or place of arbitration shall be Hong Kong. The language of the arbitration shall be English.

(e)          This agreement to arbitrate shall be binding upon Parent and Investor, and their respective permitted successor and assigns. The arbitrators shall have no authority to award consequential, special or punitive damages. The arbitrators shall award to the prevailing party, if any, as determined by the arbitrators, its reasonable attorneys’ fees and costs.

(f)          Except as may be required by law, no party hereto may disclose the existence, content (including all submissions made to the arbitral tribunal and the transcript of any proceedings) or any and all orders, decisions, and awards issued by the arbitral tribunal without the prior written consent of the other party hereto, unless necessary to protect or pursue a legal right, including the right to seek annulment, recognition, and/or enforcement of any award.

9.          Representations of Parent. Parent hereby represents and warrants to Investor that (a) it has all power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary action by it; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the Cap is less than the maximum amount that it is permitted to invest in any single investment pursuant to the terms of its organizational or governing documents or otherwise; (e) it has available funds in excess of the sum of the Cap and all other unfunded contractually binding equity commitments of Parent that are currently outstanding; and (f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement. The assignment of any portion of the Commitment by Parent to any Person shall be deemed to constitute the giving of the foregoing representations and warranties to Investor by and with respect to such assignee.

10.         Confidentiality. This letter agreement shall be treated as confidential by Parent and Investor and Investor shall not, and shall cause its Affiliates and its and their Representatives not to disclose, use circulate, quote or otherwise refer to in any document (other than the Agreement) this letter agreement, except with the prior written consent of Parent; provided, however, that (a) this letter agreement may be provided to the Company (so long as the Company agrees to keep, and agrees to cause its Affiliates and Representatives to keep, this letter agreement confidential on terms that are substantially identical to the terms contained in this sentence) and (b) the Company may disclose this letter agreement to (i) its Affiliates and Representatives who need to know the terms of this letter agreement in connection with the negotiation or furtherance of the transactions contemplated by the Agreement, (ii) to the extent required by Law or the applicable rules of any national securities exchange and (iii) in connection with any litigation to enforce the terms of this letter agreement.

4

11.         Notice Information. All notices and other communications hereunder shall be in writing in the English language and shall be given in the manner set forth in Exhibit A attached hereto; provided that notices and other communications hereunder to Parent shall be sent (in the manner set forth in the Agreement) to the address or facsimile number set forth below or as Parent shall have notified Investor in a written notice delivered to Investor in accordance with the Agreement:

12.         Miscellaneous.

(a)          Any term or provision of this letter agreement that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this letter agreement may not be enforced without giving effect to the limitation of the amount payable hereunder to the Cap provided in Section 1 and to the provisions of Sections 3, 4 and 5.

(b)          This letter agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(c)          The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

(d)          All parties acknowledge that each party and its counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

(e)          This letter agreement may not be amended or otherwise modified without the prior written consent of Investor, Parent and the Company; provided, however, that Parent may amend this letter agreement to reflect any assignment permitted by Section 6(a). Together with the other Transaction Documents and the Confidentiality Agreement, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Parent or any of its Affiliates, on the one hand, and Investor or the Company or any of their respective Affiliates (other than Parent), on the other, with respect to the transactions contemplated hereby.

[SIGNATURES STARTING ON NEXT PAGE]

5

Very truly yours,

ADVANTECH MASTER INVESTMENT LIMITED

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director of the general partner of Prime Success, L.P.

[Equity Commitment Letter Signature Page]

Accepted and agreed to
on this 2nd day of July, 2018:

Prime Success, L.P.

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director of the general partner of Prime Success, L.P.

[Equity Commitment Letter Signature Page]

Accepted and agreed to
on this 2nd day of July, 2018:

Sinovac Biotech Ltd.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chief Executive Officer

[Equity Commitment Letter Signature Page]

Exhibit A

Notice Information

If to Investor or Parent, addressed to it at:

Prime Success, L.P.

c/o Advantech Capital

Suites 1702-03, 17/F

One Exchange Square, 8 Connaught Place

Central, Hong Kong

Fax: (852) 2801 4882

Attention: Director

Email: jinjh@advantechcap.com

with a copy to (for information purposes only):

Ropes & Gray LLP

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: James T. Lidbury

Email: James.Lidbury@ropesgray.com

If to the Company, addressed to it at:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085, China

Fax: +86 10 6296 6910

Attention: Head of Investor Relations

Email: yangg@sinovac.com

with a copy to (for information purposes only):

Latham & Watkins LLP

330 N. Wabash Ave

Suite 2800

Chicago, IL 60611

Fax: (312) 993-9767

Attention: Bradley C. Faris

Christopher Drewry

Email: Bradley.Faris@lw.com

Christopher.Drewry@lw.com